40-17G

SUN CAPITAL ADVISERS TRUST
One Sun Life Executive Park
Wellesley Hills, MA  02481

VIA EDGAR

                   January 25, 2011

Securities and Exchange Commission
File Desk
100 F Street, NE
Washington, DC  20549

Re:       Sun Capital Advisers Trust (the “Registrant”)
(File Nos.  811-08879; 333-59093)

Please find enclosed for filing as Exhibit 99-1, pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 101(a)(1)(iv) under Regulation S-T, a copy of the Registrant’s executed fidelity bond.

Also enclosed, as Exhibit 99-2, is the resolution approved by the Registrant’s Board of Trustees, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act), certified by the Secretary of the Registrant, approving the form and amount of the bond covering the period from December 14, 2010 through December 14, 2011 for the Registrant.

If you have any questions or comments concerning this filing, please contact the undersigned at 781-416-2294.

                   Sincerely,

              /s/Lena Metelitsa
                  Lena Metelitsa
                  Chief Financial Officer and Treasurer